Mail Stop 4561

February 27, 2007

By U.S. Mail and Facsimile to (703) 820-2005

C.W. Gilluly, Ed.D.
Chief Financial Officer
Amasys Corporation
625 N. Washington Street, Suite 301
Alexandria, Virginia 22314

> **Re: Amasys Corporation**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
> **File No. 000-21555**

Dear Mr. Gilluly:

We have reviewed your response dated January 25, 2007, and have the following additional comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We have reviewed the revised audit report of Kaiser, Scherer, & Schlegel, PLLC and based upon their previous report and the revised language it appears that your auditor was unable to perform procedures necessary to attest to the validity and valuation of your equity method investment in Comtex. Their inability to fully perform such audit procedures is considered a scope exception, and as such their audit report is a qualified report. The staff does not accept such a report as

consistent with the requirements of Rule 2-02(b) of Regulation S-X financial statements on which the auditors' opinions are qualified because of a limitation on the scope of the audit. Therefore, it will be necessary for the independent accounting firm to expand the scope of its audit to include the procedures necessary in order to it to attest to the validity and valuation of the Comtex investment. After the necessary procedures have been performed, amend your filing to include an unqualified report from your auditors.

Note 2: Summary of Significant Accounting Policies: Investment in Common Stock-Related Party, page F-9

2. We note your revised disclosure of your consideration of paragraphs 4(h) and 5 of FIN 46R in determining your accounting for your investment in Comtex. Please provide us your full analysis of how you determined Amasys is not a VIE under paragraph 5 and therefore not subject to consolidation under paragraph 14 of FIN 46(R). Your analysis should clearly set forth how you considered the ownership and current roles of your Chairman and CEO in Comtex.

*   *   *

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. We recommend that you provide us drafts of the revised pages of your filings prior to filing your amendment.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response and amendment via EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Komar at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant